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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
          JAMES O. WRIGHT, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                        MILWAUKEE, WI 53223 (414)355-0400

             (Date of Event which Requires Filing of this Statement)
                                NOVEMBER 17, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

------------------------------------------ ---------------------------------------- ----------------------------------------
CUSIP NO.   056525-10-8                                                             Page   2   of  5   Pages
            -----------
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

--------- -------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          James O. Wright
          ###-##-####
--------- -------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

--------- -------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

--------- -------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
4

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                       |_|
5         ITEMS 2(d) or 2 (e)

--------- -------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

--------- -------------------------------------------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                           7       11,080
        NUMBER OF
                           ------- ------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       991,476(1)
        OWNED BY
                           ------- ------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       10,000
         PERSON
                           ------- ------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      171,504

-------------------------- ------- ------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        1,004,556

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      |_|
12

--------- -------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        27.5%

--------- -------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON    IN
14        (1)The reported shares include 971,688 shares of Class B Common stock
          (which is convertible into shares of Common stock on a one-for-one basis) and 19,788 shares of Common stock.
--------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

     Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
     Corporate headquarters:      Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

     a) Name of reporting person:          James O. Wright

     b) Business address:                  4545 W. Brown Deer Road
                                           Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

        Mr. Wright is Chairman of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Wright was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship:  Mr. Wright is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With regard to 354,880 shares of Badger Meter Class B Common Stock and 19,788 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time, subject to the terms of the Badger Meter Officers' Voting Trust.

        The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the Officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-nine officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Wright is the beneficial owner in terms of voting power, pursuant to Rule 13d-3, of 354,880 shares of Badger Meter Class B Common Stock, $.10 par value and 19,788 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust. He also is a beneficial owner of 616,808 shares of Class B Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

        Mr. Wright has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
     a) Aggregate Number of Shares:  1,004,556 shares.
        Percentage of Class:  27.5%.
        Shares of Badger Meter stock outstanding, October 31, 1998:
                 Common:      2,509,071
                 Class B:     1,119,268

        On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of November 30, 1998, Mr. Wright is deemed to beneficially own 71.2% of the total voting power of Badger Meter, Inc., along with the other trustees.

     b) Number of shares as to which there is sole power to vote or to direct the vote: 11,080 shares, which includes 4,000 options exercisable within 60 days to purchase additional shares of Badger Meter Common Stock.

        Number of shares as to which there is shared power to vote or to direct the vote: 991,476 shares, which consists of 971,688 shares of Class B Common Stock and 19,788 shares of Common Stock and which is 48,106 shares less than previously reported due to various transactions including ones between the Badger Meter Voting Trust and the Badger Meter Officers' Voting Trust, as well as open market and private sales. See Item 5(c).

        Number of shares as to which there is sole power to dispose or to direct the disposition: 10,000 shares, which represents options exercisable within 60 days to purchase shares of Badger Meter Common Stock.

        Number of shares as to which there is shared power to dispose or to direct the disposition: 171,504 shares. This represents a decrease of 49,400 shares from the prior report. See Item 5(c).

Additionally, Mr. Wright serves as a co-trustee of the Badger Meter Voting Trust. As of November 30, 1998, the Badger Meter Voting Trust held 616,808 shares of Class B Common Stock and no shares of Common Stock. The other voting co-trustees of the Badger Meter Voting Trust are:
   Mr. James L. Forbes, President & CEO     Mr. James O. Wright, Jr.
   Badger Meter, Inc.                       The Wright Tax Service
   4545 W. Brown Deer Road                  4040 Civic Drive
   Milwaukee, WI  53223-0099                Suite 200
   Manufacturer of flow measurement         San Rafael, CA 94903
   and control products.                    Tax and bookkeeping service.

In addition to Mr. Wright, the other voting co-trustees of the Badger Meter Officers' Voting Trust are:
   Mr. James L. Forbes, President & CEO     Mr. Ronald H. Dix, Vice President
   Badger Meter, Inc.                       Badger Meter, Inc.
   4545 W. Brown Deer Road                  4545 W. Brown Deer Road
   Milwaukee, WI  53223-0099                Milwaukee, WI  53223-0099
   Manufacturer of flow measurement and     Manufacturer of flow measurement and
   control products                         control products.

     c) The reduction of 49,400 shares in the Badger Meter Voting Trust represents the following transactions: On November 15, 1997, 6,000 shares of Class B Common Stock were exchanged for Common Stock with the Badger Meter Officers' Voting Trust and sold in an open market transaction on November 16, 1998 at $36.875/share. On April 1, 1998, 10,000 shares of Class B Common Stock were removed from the Badger
        Meter Voting Trust, deposited into the Kathryn Wright Donaldson Common Stock Trust for which Mr. Wright is a trustee, and exchanged for Common Stock with the Badger Meter Officers' Voting Trust. On April 30, 1998, 600 of the shares were sold in an open market transaction at $36.625, the remaining 9,400 shares were sold May 1-5, 1998 in open market transactions at $35.75-$36.2963/share. On January 12, 1998, 750 shares of Class B Common Stock were removed from the Badger Meter Voting Trust by a non-reporting participant. On May 7, 1998, 38,700 shares were removed from the Badger Meter Voting Trust, Of the shares, 4,500 were deposited into trusts for members of the Wright Family for which the reporting person has no beneficial interest. In addition, 200 shares were sold to a participant in the Badger Meter Officers' Voting Trust. The remaining 34,000 shares were sold as follows: 29,000 were sold on November 4, 1998 at $34.75 and 5,000 were sold on November 17, 1998 at $34.5625, in private transactions at market price. In addition, 11,400 shares of Common Stock from the 1952 Alma Smith Wright Family Trust f/b/o Landell Donaldson, for which Mr. Wright is a trustee, were sold in open market transactions on October 3-7, 1997, 1,600 shares at $48.50-$49.00/shares and 9,800 shares on January 16, 1998 at $36.875/share.

        The Officers' Voting Trust exchanged 49,148 shares of Common Stock with the Badger Meter Voting Trust for an equal number of shares of Class B Common Stock. During November and December 1997, participants withdrew a total of 1,050 shares of Common Stock from the Officers' Voting Trust and 1,900 and 2,280 shares of Class B Common Stock were withdrawn in November of 1997 and November 1998, respectively. In summary, between October 1997 and November 1998, there was a net increase of 45,168 shares of Class B Common Stock and a net decrease of 26,424 shares of Common Stock in the Badger Meter Officers' Voting Trust.

     d) The Badger Meter Officers' Voting Trust holds 354,880 shares of Class B Common Stock and 19,788 shares of Common Stock for the benefit of up to 29 officer/participants of Badger Meter, Inc. The beneficiaries of the Badger Meter Officers' Voting Trust and the Badger Meter Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust as of November 30, 1998, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, James O. Wright, plus Messrs. Dix and Forbes. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been deposited by them individually.

        Messrs. Wright and Forbes are also voting co-trustees of the Badger Meter Voting Trust. Except for shares personally reported as beneficially owned by the reporting party, Mr. Wright disclaims beneficial interest in shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------------                    ------------------------------
              Date                                             Signature
                                                            James O. Wright
                                                               Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)